News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 10, 2026

Seabridge Gold Announces 2026 Objectives

Toronto, Canada… For more than 20 years, Seabridge Gold (TSX:SEA) (NYSE:SA) has set and published annual objectives and reported the results of those objectives at the end of each year. We call it our report card. For our 2025 report card, please see here. Our degree of success achieving these objectives is used to determine "at-risk" compensation for senior management and bonus considerations for other employees. Here are the 10 objectives set for 2026, and the weighting factors assigned by our Board.

Corporate Objectives
1	Enter a partnership agreement for KSM with a major mining company that has the technical, financial and social wherewithal to build and operate the project	30% Weighting
2	Exit 2026 with more gold resources per common share than reported at year end 2025 (based on including 100% of KSM and Courageous Lake)	10% Weighting
Project Objectives
3	Initiate and advance KSM bankable feasibility study in alignment with partner	10% Weighting
4	Receive the amended M245 permit for building the Mitchell Treaty Tunnels ("MTT") and associated infrastructure	5% Weighting
5	Complete construction of the Treaty Creek switching station to enable the "green" power hookup of KSM to the BC Hydro Northwest Transmission line	5% Weighting
6	Take all necessary actions to oppose judicial proceedings initiated by third parties challenging our Substantial Start Designation and seeking to prevent our Mitchell Treaty Tunnels from proceeding as proposed	5% Weighting
7	Spin out the Courageous Lake project to our shareholders in a new publicly traded company	5% Weighting

Environment/Social/Governance Objective
8	Maintain positive relationships with Treaty and First Nation groups and communities in proximity to our projects, evidenced by tracking feedback, implementing collaborative initiatives, and entering into contracting agreements	10% Weighting
Exploration Objective
9	Publish a maiden gold-copper mineral resource estimate for Iskut's Snip North deposit and complete a follow-up drill program of at least 15,000 meters (17 to 20 holes) designed to find the limits of the deposit	10% Weighting
Health and Safety Objective
10	Deliver a strong, proactive behavior-based safety culture with a TRIF below 1.5, supported by tracking safety metrics, collaborating on initiatives, and establishing HSS-aligned contracts	10% Weighting

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is set in Yukon. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release lists 10 objectives of the Company.  Objectives are forward-looking statements of matters that the Company is working to achieve.  There can be no assurance that such objectives will be achieved, and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's objectives or expectations include program execution issues, the market for advanced gold and copper projects, availability of financing for work programs, general economics, market or business conditions, receipt of, and timeliness of, government, regulatory or shareholder approvals, contractor non-performance, inability to participate in legal actions and other risks detailed from time to time in the filings made by the Company with securities regulators.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com